SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

(A free translation of the original in Portuguese)

Ipiranga Petroquímica S.A.
Appraisal Report on Stockholders’ Equity Adjusted
by the Incorporation of COPESUL - Companhia
Petroquímica do Sul Stockholders’ Equity at July 31,
2008 for the Purpose of Incorporation

(A free translation of the original in Portuguese)

Appraisal Report on Stockholders’ Equity Adjusted by the Incorporation of COPESUL - Companhia Petroquímica do Sul Stockholders’ Equity at July 31, 2008 for the Purpose of Incorporation

Ipiranga Petroquímica S.A.

PricewaterhouseCoopers Auditores Independentes, professional partnership established in the capital of the state of São Paulo, located at Av. Francisco Matarazzo, 1400, (Torre Torrino, Floors 9, 10, 13, 14, 15, 16 and 17 - Agua Branca), primary registered with the Regional Accounting Council (CRC) of the State of São Paulo under No. 2SP000160/O-5, with a branch registered in the city of Porto Alegre, state of Rio Grande do Sul, located at Rua Mostardeiro, 800, (Floors 8 and 9 - Moinho dos Ventos), ZIP 90430-000, registered secondarily with the Regional Accounting Council (CRC) of the State of Rio Grande do Sul under No. 2SP000160/O-5 “F” RS, and enrolled in the National Corporate Taxpayers’ Register (CNPJ/MF) under No. 61,562,112/0006-35, with its partnership deed registered at the 4th Registry Office of Deeds and Documents of São Paulo, SP, on September 17, 1956, and subsequent amendments registered at the 2nd Registry Office of Deeds and Documents of São Paulo, SP, with the last amendment dated June 29, 2008, having been registered in microfilm under No. 96,041, on July 30, 2008, represented by its undersigned partner, Mr. Gilberto Bagaiolo Contador, Brazilian, married, accountant, holder of Identity Card No. 4,546,598-8-SSP/SP, enrolled in the Individual Taxpayers Register (CPF) under No. 861,271,368-49 and with the Regional Accounting Council of the State of Rio Grande do Sul (CRC) under No. 1RS069038/O-0, with office located in the same address of the grantor partnership, was appointed as expert by Ipiranga Petroquímica S.A., to proceed with an appraisal based on the stockholders’ equity at July 31, 2008, adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul stockholders’ equity at the mentioned base date, at September 11, 2008, to support the incorporation process of Ipiranga Petroquímica S.A. by Braskem S.A. The results of this appraisal work are presented below.

The appraisal of the stockholders’ equity mentioned above was made in conjunction with the audit of the balance sheet of Ipiranga Petroquímica S.A. and of COPESUL - Companhia Petroquímica do Sul, both at July 31, 2008. This balance sheet was prepared under the responsibility of the Company’s management, with the specific purpose of incorporation of Ipiranga Petroquímica S.A. stockholders’ equity by Braskem S.A.

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Ipiranga Petroquímica S.A.

We conducted our audit in accordance with approved Brazilian auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and the financial information disclosed; and (c) assessing the accounting practices used and significant estimates made by management.

Based on our work, we conclude that the amount of the assets, rights and obligations which form the stockholders’ equity of Ipiranga Petroquímica S.A., adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul stockholders’ equity, in accordance with both companies balance sheets at July 31, 2008, summarized in Attachment I is R$ 1,994,425,385.22. The book values of the stockholders’ equity of each company, as stated in Attachment I, are recorded in books, in accordance with accounting practices adopted in Brazil.

In conformity with the standards of NPA 14 of September 24, 2007 - Appraisal Reports issued by an Independent Auditor, issued by the Institute of Independent Auditors - IBRACON and with the Brazilian Securities Commission (CVM) Instruction 319 of December 3, 1999, we confirm that:

(a) in accordance with the professional standards established by the Federal Accounting Council through Resolution 821/1997, we are not aware of any conflicts of interest, whether direct or indirect, or any other circumstance which otherwise represents a conflict of interest in relation to the service above, and

(b) we are not aware of any action by the majority stockholder or the company’s management intended to influence, restrain, impair or practice any actions which have or might have compromised access to, use of or awareness of information, assets, documents or work methodologies that are material to the quality of this report.

Porto Alegre, September 12, 2008

PricewaterhouseCoopers	Gilberto Bagaiolo Contador
Auditores Independentes	Contador CRC 1RS069038/O-0
CRC 2SP000160/O-5 “F”RS

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Attachment I to the appraisal report on Ipiranga Petroquímica S.A. (“IPQ”) stockholders’ equity adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul (“Copesul”) stockholders’ equity at September 12, 2008

Summarized Balance Sheet at July 31, 2008
In reais

			Adjustments/	Combined
Assets	IPQ	COPESUL	Eliminations	IPQ with COPESUL

Current assets	940,533,362.73	1,052,889,703.90	(28,155,750.57)	1,965,267,316.06

Long term receivables	195,265,202.80	1,089,911,759.34	(532,082,527.97)	753,094,434.17

Permanent assets	1,588,436,803.66	2,126,624,477.74	(875,194,924.72)	2,839,866,356.68

	2,724,235,369.19	4,269,425,940.98	(1,435,433,203.26)	5,558,228,106.91

Liabilities
Current liabilities	143,607,476.82	1,162,678,205.70	(26,215,538.73)	1,280,070,143.79

Long term liabilities	1,171,469,498.73	1,644,345,607.14	(532,082,527.97)	2,283,732,577.90

Stockholders’ equity
Capital	652,137,045.84	770,127,211.03	(184,860,219.45)	1,237,404,037.42
Capital reserve	374,629.84			374,629.84
Revaluation reserves	53,574.21	46,108,457.92	(46,108,457.92)	53,574.21
Revenue reserves	756,593,143.75	646,166,459.19	(646,166,459.19)	756,593,143.75

	1,409,158,393.64	1,462,402,128.14	(877,135,044.75)	1,994,425,385.22

	2,724,235,369.19	4,269,425,940.98	(1,435,433,203.26)	5,558,228,106.91

* * *

This Attachment is an integral and inseparable part of the appraisal report on Ipiranga Petroquímica S.A. stockholders’ equity adjusted by the incorporation of COPESUL - Companhia Petroquímica do Sul stockholders’ equity issued by PricewaterhouseCoopers Auditores Independentes, at September 12, 2008.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.